UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 29, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

29 August 2023

BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

b)	Position/status	PDMR (Chief Executive Officer)

a)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The acquisition of 193,189 ordinary shares following the vesting of share awards under the Long Term Incentive Plan and 55,246 ordinary shares following the vesting of share awards under the Cash and Deferred Plan.

2. The on-market sale of 120,892 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)	Transaction	Price	Volume

		1	Nil	248,435

		2	AUD $42.9516	120,892

d)	Aggregated information	N/A

- Aggregated volume

- Price

e)	Date of the transaction	1. 2023-08-25

2. 2023-08-25

f)	Place of the transaction	1. Outside a trading venue

2. Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Edgar Basto-Baez

2	Reason for the notification

b)	Position/status	PDMR (Chief Operating Officer)

c)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The acquisition of 31,649 ordinary shares following vesting of share awards under the Management Award Plan and 30,604 ordinary shares following the vesting of share awards under the Cash and Deferred Plan.

2. The on-market sale of 22,560 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)	Transaction	Price	Volume

		1	Nil	62,253

		2	AUD $42.9516	22,560

d)	Aggregated information	N/A

- Aggregated volume

- Price

e)	Date of the transaction	1. 2023-08-25

2. 2023-08-25

f)	Place of the transaction	1. Outside a trading venue

2. Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geraldine Slattery

2	Reason for the notification

b)	Position/status	PDMR (President Australia)

c)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The acquisition of 31,965 ordinary shares following the vesting of share awards under the Management Award Plan and 28,258 ordinary shares following the vesting of share awards under the Cash and Deferred Plan.

2. The on-market sale of 29,300 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)	Transaction	Price	Volume

		1	Nil	60,223

		2	AUD $42.9516	29,300

d)	Aggregated information	N/A

- Aggregated volume

- Price

e)	Date of the transaction	1. 2023-08-25

2. 2023-08-25

f)	Place of the transaction	1. Outside a trading venue

2. Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	David Lamont

2	Reason for the notification

b)	Position/status	PDMR (Chief Financial Officer)

c)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	The acquisition of 21,932 ordinary shares following the vesting of share awards under the Cash and Deferred Plan (including dividend equivalent payment).

c)	Price(s) and volume(s)	Transaction	Price	Volume

		1	Nil	21,932

d)	Aggregated information	N/A

- Aggregated volume

- Price

e)	Date of the transaction	2023-08-25

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	John (Rag) Udd

2	Reason for the notification

b)	Position/status	PDMR (President Americas)

c)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The acquisition of 23,790 ordinary shares following the vesting of share awards under the Management Award Plan, 18,415 ordinary shares following the vesting of share awards under the Cash and Deferred Plan.

2.  The on-market sale of 42,205 ordinary shares in BHP Group Limited partly in order to meet expected tax obligations arising from the transactions described in 1. The PDMR’s remaining shareholding is in excess of BHP’s minimum shareholding requirement.

c)	Price(s) and volume(s)	Transaction	Price	Volume

		1	Nil	42,205

		2	AUD $42.9516	42,205

d)	Aggregated information	N/A

- Aggregated volume

- Price

e)	Date of the transaction	1. 2023-08-25

2. 2023-08-25

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (ASX)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 29, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary